SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S/A.
(publicly-held company)

C.N.P.J./M.F. nº 06.164.253/0001-87
N.I.R.E. 35.300.314.441

EXTRAORDINARY GENERAL MEETING CALL

The Shareholders are hereby called for the Extraordinary General Meeting, to be held on July 26, 2006, at 09:00 a.m., on Rua Gomes de Carvalho, nº 1629, 15º andar, Sala de Reuniões do Conselho (Board Meeting Room), Vila Olímpia, Zip Code 04547- 006, in the Capital of São Paulo State, to deliberate on (a) the conditions applicable to debentures convertible into preferred shares issued by the Company and to securities convertible into American Depositary Receipts representing preferred shares issued by the Company, and (b) other matters of corporate interest. The powers of representation at the Meeting shall be filed with the company’s head-office, at Rua Tamoios, 246, térreo, in the City of São Paulo, State of São Paulo, Zip Code 04630- 000, in attention to the Investor Relations Officer, until 06:00 p.m. of 07/20/2006.

São Paulo , July 11, 2006

Board of Directors
Constantino de Oliveira - President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.